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Exhibit 1.  Executive Officers and Directors of Creedon Keller & Partners, Inc.


		Creedon Keller & Partners, Inc.
		123 2nd Street #120
		Sausalito, CA 94965
		(415)332-0111


		CEO- Eric Severance
		Senior Managing Director, Head of Trading- Chris Keller
		CFO, CCO- Darren Huber
		Managing Director, Trading- Pat Amestoy